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                          July 1, 2021

       Zoe Wang
       Chief Executive Office
       ECMOHO Ltd.
       3rd Floor, 1000 Tianyaoqiao Road
       Xuhui District, Shanghai, 200030
       The People   s Republic of China

                                                        Re: ECMOHO Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed June 21, 2021
                                                            File No. 333-257200

       Dear Ms. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services